EXHIBIT 3.1
AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF RMX HOLDINGS, INC.
The Amended and Restated Bylaws of RMX Holdings, Inc. shall be amended by restating in its entirety Article 3, Section 3.1.1 thereof, which Section 3.1.1 shall now read as follows:
3.1.1 Number. The number of the Directors of the Corporation shall be three (3) unless and until otherwise determined by vote of the Board of Directors in an amendment to these Bylaws. Directors need not be Shareholders.